

03056479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number APR 22 2003

8-K FOR 4-22-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
APR 23 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

B03DF - Price/Yield - 1A1

Balance	$137,188,000.00	Delay	24
Initial Coupon	3.428	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	**5 CPR To Roll**	**10 CPR To Roll**	**20 CPR To Roll**	**22 CPR To Roll**	**25 CPR To Roll**	**30 CPR To Roll**	**40 CPR To Roll**	**50 CPR To Roll**	**60 CPR To Roll**	**70 CPR To Roll**
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.37470	3.211	3.192	3.149	3.140	3.124	3.096	3.029	2.945	2.834	2.685
100.43720	3.186	3.166	3.118	3.107	3.090	3.059	2.986	2.893	2.770	2.606
100.49970	3.161	3.139	3.087	3.075	3.056	3.023	2.942	2.841	2.707	2.528
100.56220	3.136	3.112	3.056	3.043	3.023	2.986	2.899	2.789	2.643	2.449
100.62470	3.111	3.085	3.025	3.011	2.989	2.949	2.855	2.736	2.580	2.371
100.68720	3.086	3.059	2.993	2.979	2.955	2.913	2.812	2.685	2.517	2.292
100.74970	3.062	3.032	2.962	2.946	2.921	2.876	2.769	2.633	2.454	2.214
100.81220	3.037	3.005	2.931	2.914	2.888	2.840	2.725	2.581	2.390	2.136
100.87470	3.012	2.979	2.900	2.882	2.854	2.803	2.682	2.529	2.327	2.058
100.93720	2.987	2.952	2.869	2.850	2.821	2.767	2.639	2.477	2.265	1.980
100.99970	**2.963**	**2.925**	**2.838**	**2.818**	**2.787**	**2.730**	**2.596**	**2.426**	**2.202**	**1.902**
101.06220	2.938	2.899	2.807	2.786	2.754	2.694	2.553	2.374	2.139	1.824
101.12470	2.913	2.872	2.776	2.754	2.720	2.658	2.510	2.322	2.076	1.747
101.18720	2.888	2.846	2.745	2.722	2.687	2.621	2.467	2.271	2.014	1.669
101.24970	2.864	2.819	2.714	2.691	2.653	2.585	2.424	2.220	1.951	1.592
101.31220	2.839	2.792	2.683	2.659	2.620	2.549	2.381	2.168	1.889	1.514
101.37470	2.814	2.766	2.653	2.627	2.586	2.513	2.338	2.117	1.826	1.437
101.43720	2.790	2.739	2.622	2.595	2.553	2.476	2.295	2.066	1.764	1.360
101.49970	2.765	2.713	2.591	2.563	2.520	2.440	2.253	2.015	1.702	1.283
101.56220	2.741	2.687	2.560	2.532	2.486	2.404	2.210	1.964	1.640	1.207
101.62470	2.716	2.660	2.530	2.500	2.453	2.368	2.167	1.912	1.578	1.130
WAL	2.650	2.458	2.101	2.034	1.936	1.780	1.494	1.240	1.013	0.812
Mod Durn	2.496	2.320	1.993	1.931	1.841	1.697	1.432	1.196	0.983	0.794
Principal Window	May03 - Mar06	May03 - Mar06	May03 - Mar06	May03 - Mar06	May03 - Mar06	May03 - Mar06	May03 - Mar06	May03 - Mar06	May03 - Mar06	May03 - Mar06
LIBOR_1YR	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03DF1_CALL - Price/Yield - 1A1

Balance	$137,188,000.00	Delay	24
Initial Coupon	3.428	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	0 CPR To Call	10 CPR To Call	20 CPR To Call	25 CPR To Call	30 CPR To Call	40 CPR To Call	50 CPR To Call	60 CPR To Call	70 CPR To Call
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12	3.216	3.205	3.175	3.152	3.124	3.051	2.953	2.815	2.636
100-14	3.211	3.194	3.156	3.129	3.096	3.012	2.903	2.750	2.552
100-16	3.206	3.183	3.137	3.106	3.068	2.974	2.852	2.684	2.469
100-18	3.202	3.172	3.118	3.082	3.040	2.935	2.802	2.619	2.385
100-20	3.197	3.161	3.099	3.059	3.012	2.897	2.751	2.554	2.301
100-22	3.192	3.150	3.081	3.036	2.985	2.859	2.701	2.489	2.218
100-24	3.187	3.139	3.062	3.013	2.957	2.820	2.651	2.424	2.135
100-26	3.182	3.128	3.043	2.990	2.929	2.782	2.600	2.359	2.052
100-28	3.177	3.117	3.025	2.967	2.901	2.744	2.550	2.294	1.968
100-30	3.172	3.106	3.006	2.944	2.874	2.706	2.500	2.229	1.886
101-00	**3.167**	**3.095**	**2.987**	**2.921**	**2.846**	**2.668**	**2.450**	**2.164**	**1.803**
101-02	3.162	3.085	2.969	2.898	2.819	2.630	2.400	2.099	1.720
101-04	3.157	3.074	2.950	2.875	2.791	2.592	2.350	2.035	1.637
101-06	3.152	3.063	2.932	2.852	2.763	2.554	2.300	1.970	1.555
101-08	3.147	3.052	2.913	2.829	2.736	2.516	2.251	1.906	1.472
101-10	3.143	3.041	2.894	2.806	2.708	2.478	2.201	1.842	1.390
101-12	3.138	3.030	2.876	2.783	2.681	2.440	2.151	1.777	1.308
101-14	3.133	3.020	2.857	2.761	2.654	2.402	2.102	1.713	1.226
101-16	3.128	3.009	2.839	2.738	2.626	2.365	2.052	1.649	1.144
101-18	3.123	2.998	2.821	2.715	2.599	2.327	2.003	1.585	1.062
101-20	3.118	2.987	2.802	2.692	2.572	2.289	1.953	1.521	0.981
WAL	17.561	6.784	3.680	2.926	2.400	1.707	1.283	0.982	0.762
Mod Durn	12.593	5.679	3.314	2.688	2.236	1.623	1.235	0.954	0.746
Principal Window	May03 to May31	May03 to Feb20	May03 to Oct12	May03 to Nov10	May03 to Jul09	May03 to Sep07	May03 to Aug06	May03 to Oct05	May03 to Mar05
LIBOR_1YR	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03DF1_CALL - Price/Yield - 1A1

Balance	$137,188,000.00	Delay	24
Initial Coupon	3.428	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	0 CPR	10 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR	70 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12	3.216	3.205	3.177	3.156	3.131	3.064	2.974	2.854	2.696
100-14	3.211	3.194	3.160	3.135	3.105	3.028	2.927	2.794	2.619
100-16	3.206	3.184	3.142	3.113	3.079	2.993	2.881	2.734	2.542
100-18	3.202	3.173	3.124	3.092	3.053	2.958	2.834	2.674	2.465
100-20	3.197	3.163	3.107	3.070	3.027	2.922	2.788	2.614	2.388
100-22	3.192	3.152	3.089	3.049	3.002	2.887	2.741	2.554	2.311
100-24	3.187	3.142	3.072	3.027	2.976	2.852	2.695	2.494	2.235
100-26	3.182	3.131	3.054	3.006	2.950	2.817	2.649	2.435	2.158
100-28	3.177	3.121	3.037	2.984	2.925	2.782	2.603	2.375	2.082
100-30	3.172	3.110	3.019	2.963	2.899	2.747	2.557	2.315	2.006
101-00	**3.167**	**3.100**	**3.002**	**2.942**	**2.873**	**2.712**	**2.511**	**2.256**	**1.930**
101-02	3.162	3.089	2.985	2.920	2.848	2.677	2.465	2.197	1.853
101-04	3.157	3.079	2.967	2.899	2.822	2.642	2.419	2.138	1.778
101-06	3.153	3.069	2.950	2.878	2.797	2.607	2.373	2.078	1.702
101-08	3.148	3.058	2.933	2.857	2.772	2.572	2.327	2.019	1.626
101-10	3.143	3.048	2.915	2.835	2.746	2.538	2.282	1.960	1.551
101-12	3.138	3.037	2.898	2.814	2.721	2.503	2.236	1.902	1.475
101-14	3.133	3.027	2.881	2.793	2.695	2.468	2.191	1.843	1.400
101-16	3.128	3.017	2.863	2.772	2.670	2.434	2.145	1.784	1.325
101-18	3.123	3.006	2.846	2.751	2.645	2.399	2.100	1.725	1.250
101-20	3.118	2.996	2.829	2.730	2.620	2.365	2.054	1.667	1.175
WAL	17.640	7.217	4.026	3.212	2.636	1.880	1.406	1.076	0.831
Mod Durn	12.624	5.907	3.548	2.896	2.418	1.767	1.343	1.040	0.812
Principal Window	May03 to Jan33	May03 to Jan33	May03 to Jan33	May03 to Jan33	May03 to Jan33	May03 to Jan33	May03 to Mar31	May03 to Jul25	May03 to Sep20
LIBOR_1YR	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03DMKT - Price/Yield - 2A1

Balance	$650,417,000.00	Delay	24
Initial Coupon	4.26	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12.00	4.123	4.076	4.048	4.016	3.981	3.895	3.787	3.650	3.471
100-14.00	4.107	4.055	4.024	3.990	3.951	3.857	3.739	3.589	3.394
100-16.00	4.090	4.034	4.001	3.963	3.921	3.819	3.691	3.528	3.316
100-18.00	4.074	4.013	3.977	3.937	3.891	3.782	3.643	3.467	3.239
100-20.00	4.058	3.992	3.954	3.910	3.861	3.744	3.595	3.406	3.161
100-22.00	4.041	3.972	3.930	3.884	3.831	3.706	3.547	3.345	3.084
100-24.00	4.025	3.951	3.907	3.857	3.802	3.668	3.500	3.285	3.007
100-26.00	4.008	3.930	3.883	3.831	3.772	3.631	3.452	3.224	2.930
100-28.00	3.992	3.909	3.860	3.805	3.742	3.593	3.404	3.164	2.853
100-30.00	3.976	3.888	3.837	3.778	3.713	3.556	3.357	3.104	2.777
101-00.00	**3.959**	**3.868**	**3.813**	**3.752**	**3.683**	**3.518**	**3.309**	**3.044**	**2.700**
101-02.00	3.943	3.847	3.790	3.726	3.653	3.481	3.262	2.984	2.623
101-04.00	3.927	3.826	3.767	3.700	3.624	3.443	3.214	2.923	2.547
101-06.00	3.910	3.805	3.743	3.673	3.594	3.406	3.167	2.864	2.471
101-08.00	3.894	3.785	3.720	3.647	3.565	3.368	3.120	2.804	2.395
101-10.00	3.878	3.764	3.697	3.621	3.535	3.331	3.073	2.744	2.318
101-12.00	3.861	3.743	3.674	3.595	3.506	3.294	3.026	2.684	2.243
101-14.00	3.845	3.723	3.650	3.569	3.477	3.257	2.979	2.625	2.167
101-16.00	3.829	3.702	3.627	3.543	3.447	3.220	2.932	2.565	2.091
101-18.00	3.813	3.682	3.604	3.517	3.418	3.183	2.885	2.506	2.015
101-20.00	3.796	3.661	3.581	3.491	3.389	3.145	2.838	2.446	1.940
WAL	4.224	3.289	2.904	2.563	2.262	1.763	1.374	1.072	0.833
Mod Durn	3.774	2.974	2.643	2.348	2.085	1.646	1.300	1.026	0.806
Principal Window	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08
LIBOR_1YR	1.29	1.29	1.29	1.29	1.29	1.29	1.29	1.29	1.29

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03DMKT - Price/Yield - 2A2

Balance	$650,417,000.00	Delay	24
Initial Coupon	3.68	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12.00	3.808	3.835	3.852	3.870	3.891	3.940	4.003	4.083	4.187
99-14.00	3.792	3.814	3.828	3.843	3.861	3.902	3.955	4.021	4.108
99-16.00	3.775	3.793	3.804	3.817	3.831	3.864	3.906	3.960	4.029
99-18.00	3.759	3.773	3.781	3.790	3.800	3.826	3.857	3.898	3.950
99-20.00	3.742	3.752	3.757	3.763	3.770	3.787	3.809	3.836	3.871
99-22.00	3.726	3.731	3.734	3.737	3.741	3.749	3.760	3.774	3.793
99-24.00	3.710	3.710	3.710	3.710	3.711	3.711	3.712	3.713	3.714
99-26.00	3.693	3.689	3.687	3.684	3.681	3.673	3.664	3.652	3.636
99-28.00	3.677	3.668	3.663	3.657	3.651	3.635	3.615	3.590	3.557
99-30.00	3.661	3.647	3.640	3.631	3.621	3.597	3.567	3.529	3.479
100-00.00	**3.644**	**3.627**	**3.616**	**3.604**	**3.591**	**3.559**	**3.519**	**3.468**	**3.401**
100-02.00	3.628	3.606	3.593	3.578	3.561	3.522	3.471	3.407	3.323
100-04.00	3.612	3.585	3.569	3.552	3.532	3.484	3.423	3.346	3.245
100-06.00	3.595	3.564	3.546	3.525	3.502	3.446	3.375	3.285	3.168
100-08.00	3.579	3.544	3.523	3.499	3.472	3.408	3.327	3.224	3.090
100-10.00	3.563	3.523	3.499	3.473	3.443	3.371	3.279	3.163	3.013
100-12.00	3.547	3.502	3.476	3.447	3.413	3.333	3.232	3.103	2.935
100-14.00	3.530	3.482	3.453	3.420	3.383	3.296	3.184	3.042	2.858
100-16.00	3.514	3.461	3.430	3.394	3.354	3.258	3.136	2.982	2.781
100-18.00	3.498	3.440	3.406	3.368	3.324	3.221	3.089	2.921	2.704
100-20.00	3.482	3.420	3.383	3.342	3.295	3.183	3.041	2.861	2.627
WAL	4.224	3.289	2.904	2.563	2.262	1.763	1.374	1.072	0.833
Mod Durn	3.821	3.002	2.662	2.361	2.093	1.647	1.297	1.020	0.799
Principal Window	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08
LIBOR_1YR	1.29	1.29	1.29	1.29	1.29	1.29	1.29	1.29	1.29

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private Information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03DF1_CPB - Price/Yield - 2A2

Balance	$40,000,000.00	Delay	24
Initial Coupon	3.601	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	Vector 1 To Roll	Vector 2 To Roll	Vector 3 To Roll	25 CPR To Roll
	Yield	Yield	Yield	Yield
99.37410	3.737	3.768	3.865	3.792
99.43660	3.719	3.745	3.826	3.765
99.49910	3.701	3.722	3.788	3.739
99.56160	3.684	3.700	3.750	3.712
99.62410	3.666	3.677	3.711	3.686
99.68660	3.649	3.655	3.673	3.659
99.74910	3.631	3.632	3.635	3.633
99.81160	3.614	3.609	3.597	3.606
99.87410	3.596	3.587	3.558	3.580
99.93660	3.579	3.564	3.520	3.553
99.99910	**3.561**	**3.542**	**3.482**	**3.527**
100.06160	3.544	3.520	3.444	3.501
100.12410	3.526	3.497	3.406	3.474
100.18660	3.509	3.475	3.368	3.448
100.24910	3.491	3.452	3.330	3.422
100.31160	3.474	3.430	3.292	3.396
100.37410	3.457	3.408	3.255	3.369
100.43660	3.439	3.385	3.217	3.343
100.49910	3.422	3.363	3.179	3.317
100.56160	3.405	3.341	3.141	3.291
100.62410	3.387	3.318	3.103	3.265
WAL	3.923	3.015	1.727	2.563
Mod Durn	3.570	2.776	1.638	2.365
Principal Window	May03 - Mar08	May03 - Mar08	May03 - Oct07	May03 - Mar08
LIBOR_1YR	1.32	1.32	1.32	1.32

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03DF - Price/Yield - 2A5

Balance	$30,000,000.00	Delay	24
Initial Coupon	4.183	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	35 CPR To Roll	45 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.42200	4.034	3.984	3.954	3.921	3.840	3.738	3.678	3.531	3.342
100.48450	4.018	3.963	3.931	3.894	3.806	3.696	3.630	3.470	3.264
100.54700	4.002	3.942	3.907	3.868	3.773	3.653	3.582	3.409	3.187
100.60950	3.985	3.922	3.884	3.841	3.739	3.611	3.534	3.349	3.110
100.67200	3.969	3.901	3.860	3.815	3.706	3.568	3.486	3.288	3.032
100.73450	3.952	3.880	3.837	3.788	3.672	3.526	3.439	3.228	2.955
100.79700	3.936	3.859	3.814	3.762	3.639	3.484	3.391	3.167	2.878
100.85950	3.920	3.838	3.790	3.736	3.606	3.441	3.344	3.107	2.801
100.92200	3.903	3.818	3.767	3.710	3.572	3.399	3.296	3.047	2.725
100.98450	3.887	3.797	3.743	3.683	3.539	3.357	3.249	2.986	2.648
101.04700	**3.871**	**3.776**	**3.720**	**3.657**	**3.506**	**3.315**	**3.201**	**2.926**	**2.572**
101.10950	3.854	3.755	3.697	3.631	3.472	3.273	3.154	2.866	2.495
101.17200	3.838	3.735	3.674	3.605	3.439	3.231	3.107	2.806	2.419
101.23450	3.822	3.714	3.650	3.578	3.406	3.189	3.060	2.747	2.343
101.29700	3.805	3.694	3.627	3.552	3.373	3.147	3.013	2.687	2.267
101.35950	3.789	3.673	3.604	3.526	3.340	3.105	2.965	2.627	2.191
101.42200	3.773	3.652	3.581	3.500	3.307	3.063	2.919	2.568	2.115
101.48450	3.757	3.632	3.558	3.474	3.274	3.022	2.872	2.508	2.039
101.54700	3.741	3.611	3.534	3.448	3.241	2.980	2.825	2.449	1.964
101.60950	3.724	3.591	3.511	3.422	3.208	2.939	2.778	2.389	1.888
101.67200	3.708	3.570	3.488	3.396	3.175	2.897	2.731	2.330	1.813
WAL	4.224	3.288	2.904	2.563	1.996	1.557	1.376	1.072	0.833
Mod Durn	3.782	2.980	2.648	2.352	1.856	1.467	1.304	1.028	0.807
Principal Window	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08	May03 - Mar08
LIBOR_1YR	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03DF - Price/Yield - 3A1

Balance	$51,285,000.00	Delay	24
Initial Coupon	4.569	Dated	4/1/2003
Settle	4/24/2003	First Payment	5/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.37380	4.469	4.416	4.384	4.348	4.307	4.211	4.093	3.945	3.759
100.43630	4.456	4.398	4.363	4.324	4.279	4.174	4.045	3.884	3.681
100.49880	4.443	4.380	4.342	4.300	4.251	4.138	3.998	3.823	3.603
100.56130	4.430	4.362	4.321	4.275	4.224	4.101	3.950	3.762	3.525
100.62380	4.416	4.344	4.301	4.251	4.196	4.065	3.903	3.702	3.447
100.68630	4.403	4.326	4.280	4.227	4.168	4.028	3.856	3.641	3.370
100.74880	4.390	4.308	4.259	4.203	4.140	3.992	3.809	3.581	3.293
100.81130	4.377	4.290	4.238	4.179	4.112	3.955	3.762	3.520	3.215
100.87380	4.364	4.272	4.217	4.155	4.085	3.919	3.715	3.460	3.138
100.93630	4.351	4.254	4.197	4.131	4.057	3.882	3.668	3.400	3.061
100.99880	**4.338**	**4.237**	**4.176**	**4.107**	**4.029**	**3.846**	**3.621**	**3.339**	**2.984**
101.06130	4.325	4.219	4.155	4.083	4.002	3.810	3.574	3.279	2.908
101.12380	4.312	4.201	4.134	4.059	3.974	3.774	3.527	3.219	2.831
101.18630	4.299	4.183	4.114	4.035	3.947	3.738	3.480	3.159	2.754
101.24880	4.286	4.165	4.093	4.011	3.919	3.701	3.434	3.100	2.678
101.31130	4.273	4.147	4.073	3.988	3.892	3.665	3.387	3.040	2.602
101.37380	4.260	4.130	4.052	3.964	3.864	3.629	3.341	2.980	2.525
101.43630	4.247	4.112	4.031	3.940	3.837	3.594	3.294	2.921	2.449
101.49880	4.234	4.094	4.011	3.916	3.809	3.558	3.248	2.861	2.373
101.56130	4.221	4.077	3.990	3.892	3.782	3.522	3.202	2.802	2.298
101.62380	4.208	4.059	3.970	3.869	3.755	3.486	3.155	2.743	2.222
WAL	5.528	3.953	3.368	2.880	2.471	1.845	1.402	1.077	0.833
Mod Durn	4.724	3.456	2.979	2.575	2.234	1.702	1.316	1.026	0.803
Principal Window	May03 - Mar10	May03 - Mar10	May03 - Mar10	May03 - Mar10	May03 - Mar10	May03 - Mar10	May03 - Mar10	May03 - Mar10	May03 - Mar10
LIBOR_1YR	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.